

November 23, 2010

Mr. Patrick M. Lavelle
President and Chief Executive Officer
Audiovox Corporation
180 Marcus Blvd
Hauppauge, New York 11788

> **Re: Audiovox Corporation**
> **Form 10-K for fiscal year ended February 28, 2010**
> **Filed May 14, 2010**
> **File No. 001-09532**

Dear Mr. Lavelle:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 10. Directors, Executive Officers . . ., page 29

1.   We will continue to evaluate your response to prior comments 2 and 6 after you file the amendment mentioned in those responses. Please also refer to our following comments.

Item 11. Executive Compensation, page 29

2.   It is unclear why your response to prior comment 4 refers to "performance conditions" or "maximum value disclosure." Pursuant to Items 402(c)(2)(vi) and (k)(2)(iv) of Regulation S-K, you are required to disclose the aggregate grant date fair value of awards of options to your named executive officers and directors. Your disclosure and responses to our comments state that the numbers currently disclosed represent the compensation expense for financial statement reporting. Therefore, it continues to appear that your disclosure is inconsistent with the requirements of Items 402(c)(2)(vi) and (k)(2)(iv) of Regulation S-K. Please amend you filing accordingly.

3.   Given your response to prior comment 5 that each "NEO" received an option award, the table on page 18 of your definitive proxy statement is required to include the column specified by Item 402(d)(2)(viii) of Regulation S-K for each "NEO." Please amend accordingly. Also expand your response to clarify how the "fair value per option is the same for all NEO's" given that your named executive officers did not all receive the same number of options.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Louis Rambo at (202) 551-3289 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

                                            Sincerely,

                                            Russell Mancuso
                                            Branch Chief

cc (fax):   Robert S. Levy, Esq.
                 Levy, Stopol & Camelo, LLP